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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Main Street Restaurant Group, Inc.
(Name of Issuer)
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
560345-30-8
(CUSIP Number)
Sandy Nelson
CIC MSRG LP
500 Crescent Court
Suite 250
Dallas, Texas 75201
(214) 871-6843
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy To:

Edward Rhyne
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
Telephone: (713) 547-2226
Facsimile: (713) 236-5504
May 19, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	560345-30-8

1	NAMES OF REPORTING PERSONS: CIC MSRG LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN 20-2737899

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,906,976

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,906,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,906,976

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	560345-30-8

1	NAMES OF REPORTING PERSONS: CIC PARTNERS GP LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
EIN 26-0081876

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,906,976

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

2,906,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,906,976

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

     This Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and supplements the initial Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 9, 2005. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is hereby amended and restated in its entirety:
     (a) As of the date of this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 2,906,976 shares of Common Stock, which is comprised of direct ownership of 2,325,581 shares of Common Stock and a Warrant to purchase 581,395 shares of Common Stock at a price of $3.01 per share. The Warrant became exercisable on November 27, 2005 and expires on November 27, 2010. The 2,906,976 shares of Common Stock beneficially owned by the Reporting Persons constitute 16.3% of the outstanding Common Stock of the Issuer on an as-converted basis. The percentage of Common Stock beneficially owned is based upon 17,230,176 shares of Common Stock represented by the Issuer to be outstanding as of May 12, 2006, plus the shares issuable upon exercise of the Warrant. All of the shares of Common Stock beneficially owned by the Reporting Persons are held by the Partnership.
     The General Partner may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Common Stock beneficially owned by the Partnership. Each of Messrs. Johnson, Payne and Rawlings disclaims beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby amended by deleting the last paragraph thereof and inserting the following:
     On May 19, 2006, CIC MSRG LP, a Delaware limited partnership (the “Partnership”), entered into a Stock Tender and Voting Agreement (the “Tender and Voting Agreement”) with Briad Main Street, Inc., a Nevada corporation (“Parent”), and Main Street Acquisition Corporation, a Delaware corporation (“Purchaser”), relating to the proposed acquisition of the Issuer by Parent and Purchaser pursuant to that certain Agreement and Plan of Merger, dated as of May 19, 2006, among the Issuer, Parent, and Purchaser (the “Merger Agreement”). Pursuant to the Merger Agreement, Purchaser will commence a cash tender offer (the “Offer”) to acquire all issued and outstanding shares of Common Stock of the Issuer and, following the successful completion of the Offer, Purchaser will be merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). If all the conditions to the Offer are met other than the condition that at least 90% of the outstanding shares of Common Stock have been validly tendered and not withdrawn (the “Minimum Condition”) and Parent and Purchaser do not elect to waive the Minimum Condition, then Parent and Purchaser shall terminate the Offer and the Issuer will call a stockholders meeting and submit the Merger to a vote of the Issuer stockholders, which will be on the same terms as the Offer.
     Pursuant to the Tender and Voting Agreement, the Partnership has agreed to tender all of its shares of Common Stock (the “Shares”) within ten calendar days of the commencement of the Offer and not to withdraw such tender, provided the Offer is not amended in a manner prohibited by the Merger Agreement. The Partnership also has agreed to vote (or cause to be voted), at any meeting of the Issuer’s stockholders during the period from the date of the Tender and Voting Agreement until termination of the Merger Agreement or consummation of the Merger (the “Voting Period”), all of the Shares (i) in favor of the Merger and adoption and approval of the Merger Agreement, the terms thereof, the transaction contemplated thereby, and any actions required or reasonably requested by Parent in furtherance thereof, (ii) against any action, transaction, or agreement that would result in a breach in any material respect of any covenant or agreement of the Issuer under the Merger Agreement, and (iii) against any offer or proposal from any person relating to the direct or indirect acquisition of the Issuer other than the Merger and against any proposed action or transaction that could reasonably be expected to impede, frustrate, nullify, prevent, or materially delay consummation of the Merger or is otherwise in any material respect inconsistent therewith. The Partnership also granted Purchaser an irrevocable proxy to vote the Shares during the Voting Period. The Partnership also has agreed not to transfer or otherwise dispose of the Shares or grant any other proxies, enter into any other voting agreements with respect to the Shares, or enter into any agreement with respect to the Shares that would violate the Partnership’s voting agreement under the Tender and Voting Agreement. The Partnership also has granted Parent an option to purchase the Shares at the same price as the Merger Price (as such term is defined in the Merger Agreement) if the Partnership breaches its obligations to tender and vote the Shares under the Tender and

Voting Agreement. The Tender and Voting Agreement terminates on the earlier to occur of (i) the termination of the Merger Agreement or (ii) the consummation of the Merger.
     The description of the Tender and Voting Agreement contained in this Amendment No. 1 is qualified in its entirety by reference to the Tender and Voting Agreement, which is filed herewith as Exhibit 4 and is incorporated herein by reference in its entirety.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended by adding the following:
4.	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and CIC MSRG LP.

SIGNATURE
     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Amendment No. 1 is true, complete and correct.

Dated: May 26, 2006	CIC MSRG LP
	By:	CIC Partners GP LLC,
its General Partner

	By:	/s/ Sandy Nelson
Sandy Nelson
Chief Administrative Officer

CIC PARTNERS GP LLC
	By:	/s/ Sandy Nelson
Sandy Nelson
Chief Administrative Officer

Index to Exhibit

Exhibit
Number	Description
4.	Stock Tender and Voting Agreement dated as of May 19, 2006 by and among Briad Main Street, Inc., Main Street Acquisition Corporation and CIC MSRG LP.